

April 14, 2014

Via E-mail
Rajiv Khosla
Chief Executive Officer
IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec, H4S 1X9 Canada

      Re: IntelGenx Technologies Corp.
            Post-Effective Amendment No. 1 to Form S-1
            Filed April 3, 2014
            File No. 333-190065

Dear Mr. Khosla:

      We have limited our review of your registration statement to the issues we have addressed in the comments below.

General

1. We note that you have omitted substantially all of the disclosure required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

Incorporation by Reference of Certain Documents

2. Please amend to incorporate by reference the Form 8-K filed on February 4, 2014. In this regard, we note that you currently reference a Form 8-K in this section filed on February 2, 2014, which appears to be in error.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Richard B. Raymer, Esq.
Dorsey & Whitney LLP